UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
6 September 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-     .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date:	6 September 2007

LIHIR GOLD LIMITED
Incorporated in Papua New Guinea
ARBN 069 803 998
6 September 2007
Industrial action
A planned return to work of employees at the Lihir Island operation, initially scheduled for Tuesday night and Wednesday morning, has been delayed to observe cultural requirements and to address additional employee issues.
LGL management is working with employees, local community leaders and government officials to resolve employee concerns.
Further information will be provided in due course.
For further information:
Joe Dowling
General Manager Corporate Affairs
07 3318 3308
0421 587 755